UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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EXHIBIT INDEX

99.1	Press release dated September 24, 2015: Globus Maritime Limited Reports Financial Results for the Quarter and Six-Month Period Ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 24, 2015

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter and Six-Month Period

 Ended June 30, 2015

Athens, Greece, September 24, 2015, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and six-month period ended June 30, 2015.

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2015	2014	2015	2014
Net revenue (1)	2,882	6,100	5,358	12,328
Adjusted (LBITDA)/EBITDA (2)	(61)	2,689	(829)	6,078
Total comprehensive loss	(10,326)	(1,241)	(13,629)	(159)
Basic loss per share(3)	(1.01)	(0.14)	(1.35)	(0.04)
Time charter equivalent rate (TCE)	4,560	9,189	4,076	9,218
Average operating expenses per vessel per day	3,647	5,002	3,965	4,561
Average number of vessels	7.0	7.0	7.0	7.0

(1)

Net revenue is computed by subtracting voyage expenses from revenue. Net revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

(3)

Adjusted for preferred dividends declared during the period under consideration.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate six dry bulk carriers, consisting of four Supramax, one Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Energy Globe	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Marshall Is.
Weighted Average Age: 6.9 Years as of June 30, 2015					379,958

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“We reported revenue of $3.3 million for the three-month period ended June 30, 2015, a 54% decline compared to $7.2 million for the same period in 2014. This decline was mainly attributed to 50% lower rates achieved by our vessels during the second quarter of this year compared to the same period in 2014, following the soft dry bulk market.

“In this challenging environment, we maintained our focus on the Company’s operational efficiency. Our voyage expenses dropped 64% to $0.4 million in the second quarter of 2015 from $1.1 million during the same time period in 2014. Furthermore, our average daily operating expenses declined 27% for the same periods.

“We improved the Company’s balance sheet, utilizing the proceeds from the sale of m/v Tiara Globe to fully repay the remaining loan balance of $5.0 million to Credit Suisse AG in July 2015.

“We remain cautiously optimistic on dry bulk sector prospects due to restructuring of China’s economy. The near-term outlook for the dry bulk shipping market remains grim, at least through this year. Although we have seen encouraging steps on the supply side, with high scrapping rates during the first half of 2015, low new orders and significant delivery slippage, the demand prospects remain weak until the end of this year given a slowing Chinese economy and the recent turmoil in the China equity market, though we look for another modest uptick in the historically seasonally stronger fourth quarter. Beyond this year, we do forecast that iron ore and coal seaborne demand expansion will re-accelerate in 2016 improving the dry bulk sector prospects going forward.”

Management Discussion and Analysis of the Results of Operations

Second quarter of the year 2015 compared to the second quarter of the year 2014

Total comprehensive loss for the second quarter of the year 2015 amounted to $10.3 million or $1.01 basic loss per share based on 10,256,909 weighted average number of shares, compared to total comprehensive loss of $1.2 million for the same period last year or $0.14 basic loss per share based on 10,232,076 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the second quarter of 2015 compared to the second quarter of 2014 (expressed in $000’s):

2nd Quarter of 2015 vs 2nd Quarter of 2014

Net loss for the 2nd quarter of 2014	(1,241)
Decrease in Revenue	(3,940)
Decrease in Voyage expenses	722
Decrease in Vessels operating expenses	408
Increase in Depreciation	(114)
Increase in Depreciation of dry docking costs	(125)
Decrease in Amortization of fair value of time charter attached to vessels	186
Decrease in Total administrative expenses	88
Increase in Impairment loss	(6,031)
Increase in Other expenses, net	(28)
Increase in Interest expense and finance costs	(210)
Increase in Foreign exchange loss	(41)
Net loss for the 2nd quarter of 2015	(10,326)

Revenue

During the three-month period ended June 30, 2015 and 2014, our Revenue reached $3.3 million and $7.2 million respectively. The 54% decrease in Revenue was mainly attributed to the decrease in the average time charter equivalent rates achieved by our vessels during the second quarter of 2015 compared to the same period in 2014. Time Charter Equivalent rate (TCE) for the second quarter of 2015 amounted to $4,560 per vessel per day against $9,189 per vessel per day during the same period in 2014 corresponding to a decrease of 50%.

Voyage expenses

Voyage expenses reached $0.4 million during the second quarter of 2015 compared to $1.1 million during the same period last year. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the second quarter of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Commissions	175	337
Bunkers expenses	149	692
Other voyage expenses	52	69
Total	376	1,098

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.4 million or 15% to $2.3 million during the three month period ended June 30, 2015 compared to $2.7 million during the same period in 2014. The breakdown of our operating expenses for the quarters ended June 30, 2015 and 2014 was as follows:

	2015	2014
Crew expenses	66%	51%
Repairs and spares	10%	18%
Insurance	6%	12%
Stores	6%	11%
Lubricants	9%	6%
Other	3%	2%

Average daily operating expenses during the three-month periods ended June 30, 2015 and 2014 were $3,647 per vessel per day and $5,002 per vessel per day respectively, corresponding to a decrease of 27%. It should be noted though that the performance of the company over the cost of operating its fleet vessels should be based on longer periods of time than three-month periods. For the year ended June 30, 2015 average daily operating expenses reached $4,121 per vessel per day compared to $4,693 per vessel per day during the same period last year corresponding to a decrease of 12%, in line with our efforts towards maintaining operational efficiency.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels refers to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which was amortized on a straight line basis over the remaining period of the time charter. The vessel was redelivered during January 2015.

Impairment loss

On May 11, 2015 we entered into a memorandum of agreement for the sale of vessel m/v Tiara Globe for a sale price of $5.5 million. On that date the vessel was classified as held for sale, stopped being depreciated and subsequently measured at its fair value less cost to sell. As a result we recognized an impairment charge of $7.7 million corresponding to the difference of the vessel’s carrying value at that time and its fair value less cost to sale.

Interest expense and finance costs

Interest expense and finance costs reached $0.7 million for the second quarter of 2015 compared to $0.5 million for the same period in the previous year. The weighted average interest rate on our debt outstanding during the second quarter of 2015 reached 3.13% compared to 2.02% during the same period last year. Our weighted average debt outstanding during the second quarter of 2015 was $82.9 million compared to $87.2 million during the same period last year. Interest expense and finance costs for the second quarter of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Interest payable on long-term borrowings	655	455
Bank charges	10	7
Amortization of debt discount	32	26
Other finance expenses	24	23
Total	721	511

First half of the year 2015 compared to the first half of the year 2014

Total comprehensive loss for the first half of the year 2015 amounted to $13.6 million or $1.35 basic loss per share based on 10,252,360 weighted average number of shares, compared to total comprehensive loss of $0.2 million for the same period last year or $0.04 basic loss per share based on 10,230,117 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the first half of 2015 compared to the first half of 2014 (expressed in $000’s):

1st half of 2015 vs 1st half of 2014

Net loss for the 1st half of 2014	(159)
Decrease in Revenue	(7,706)
Decrease in Voyage expenses	736
Decrease in Vessels operating expenses	17
Increase in Depreciation	(383)
Increase in Depreciation of dry docking costs	(319)
Decrease in Amortization of fair value of time charter attached to vessels	329
Decrease in Total administrative expenses	107
Increase in Impairment loss	(6,031)
Increase in Other expenses, net	(61)
Decrease in interest income	(4)
Increase in Interest expense and finance costs	(213)
Increase in Foreign exchange gains	58
Net loss for the 1st half of 2015	(13,629)

Revenue

During the six-month period ended June 30, 2015 and 2014, our Revenue reached $6.9 million and $14.6 million respectively. The 53% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2015 compared to the same period in 2014. Time Charter Equivalent rate (TCE) for the first half of 2015 amounted to $4,076 per vessel per day against $9,218 per vessel per day during the same period in 2014 corresponding to a decrease of 56%.

Voyage expenses

Voyage expenses reached $1.5 million during the first half of 2015 compared to $2.3 million during the same period last year. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the second quarters of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Commissions	357	709
Bunkers expenses	1,041	1,358
Other voyage expenses	145	212
Total	1,543	2,279

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.9 million during the first half of 2015 compared to $5.0 million during the same period in 2014. The breakdown of our operating expenses for the six month period ended June 30, 2015 and 2014 was as follows:

	2015	2014
Crew expenses	63%	54%
Repairs and spares	14%	16%
Insurance	6%	12%
Stores	9%	10%
Lubricants	6%	6%
Other	2%	2%

Average daily operating expenses during the six-month periods ended June 30, 2015 and 2014 were $3,965 per vessel per day and $4,561 per vessel per day respectively, corresponding to a decrease of 13%.

Depreciation

Depreciation charge during the first half of 2015 increased by $0.4 million and reached $3.2 million compared to $2.8 million recognized during the same period in 2014. The increase is attributed to the re-classification of m/v Tiara Globe from non-current assets held for sale as of December 31, 2014 to depreciable non-current assets. m/v Tiara Globe started to be depreciated as of the end of the year 2014 until May 11, 2015 when the company entered in to a memorandum of agreement for the sale of the vessel and subsequently re-classified back to non-current assets held for sale.

Depreciation of dry docking costs

Depreciation of dry docking costs increased by $0.3 million and reached $0.5 million during the first half of 2015 compared to $0.2 million during the same period in 2014 mainly due to the dry dockings of m/v Moon Globe and m/v Sky Globe completed during June and December of the year 2014 respectively as well as due to the reclassification of m/v Tiara Globe from a vessel held for sale at the end of the year 2014 as discussed in more detail at the Depreciation section above.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels refers to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which was amortized on a straight line basis over the remaining period of the time charter. The vessel was redelivered during January 2015.

Impairment loss

On May 11, 2015 we entered into a memorandum of agreement for the sale of vessel m/v Tiara Globe for a sale price of $5.5 million. On that date the vessel was classified as held for sale, stopped being depreciated and subsequently measured at its fair value less cost to sell. As a result we recognized an impairment charge of $7.7 million corresponding to the difference of the vessel’s carrying value at that time and its fair value less cost to sale.

Interest expense and finance costs

Interest expense and finance costs reached $1.3 million during the first half of 2015 compared to $1.1 million during the same period in 2014. The weighted average interest rate on our debt outstanding during the second quarter of 2015 reached 2.86% compared to 2.29% during the same period last year. Our weighted average debt outstanding during the first half of 2015 was $82.5 million compared to $88.4 million during the same period last year. Interest expense and finance costs for the second quarter of 2015 and 2014 are analyzed as follows:

In $000’s	2015	2014
Interest payable on long-term borrowings	1,184	1,039
Bank charges	18	16
Amortization of debt discount	83	53
Other finance expenses	62	26
Total	1,347	1,134

Liquidity and capital resources

As of June 30, 2015 and 2014, our cash and bank balances and bank deposits were $3.0 million and $6.1 million respectively.

Net cash used in operating activities for the three-month period ended June 30, 2015 was $0.1 million compared to cash generated from operations of $4.5 million during the same period last year. The decrease in cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $2.7 million during the second quarter of 2014 to adjusted LBITDA of $0.1 million during the period under consideration.

Net cash generated from operating activities for the six month period ended June 30, 2015 was $0.2 million compared to $7.3 million during the respective period in 2014 corresponding to a decrease of 97%. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $6.1 million during the first half of 2014 to adjusted LBITDA of $0.8 million during the six month period under consideration.

Net cash used in financing activities during the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30,		Six months ended June 30,
In $000’s	2015	2014	2015	2014
Proceeds from issuance of long term debt (HSH Nordbank)	-	-	29,405	-
Net proceeds from shareholders loan (Firment Credit Facility)	2,100	200	2,300	200
Repayment of long term debt	(2,051)	(5,358)	(33,407)	(6,214)
Restricted cash	-	-	(750)	-
Dividends paid on preferred shares	(53)	(223)	(173)	(390)
Interest paid	(607)	(522)	(1,030)	(1,091)
Payment of financing costs	(1)	-	(288)	-
Net cash used in financing activities	(612)	(5,903)	(3,943)	(7,495)

As of June 30, 2015 and 2014, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility with Credit Suisse AG, the Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank SE, our new loan agreement with HSH Nordbank AG and our Firment Credit Facility of an aggregate of $82.9 million and $85.5 million respectively gross of unamortized debt discount.

HSH Nordbank Loan: refinancing the Credit Suisse revolving credit facility.

In February 2015, the company entered into a loan agreement for up to $30.0 million with HSH Nordbank AG for the purpose of part prepaying our secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (owners of m/v River Globe, m/v Sky Globe and m/v Star Globe) as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month. The loan facility is payable in 19 equal quarterly installments which started June 2015, as well as a balloon payment of $16.2 million due together with the 19th and final installment due in December 2019.

On March 3, 2015, following the drawdown of $29.4 million from the HSH Nordbank AG loan we prepaid $30.0 million to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5.0 million. The balance to Credit Suisse AG was fully repaid in July 2015 utilizing the proceeds from the sale of m/v Tiara Globe.

Sale of m/v Tiara Globe

During May 2015, the Company entered into a Memorandum of Agreement for the sale of m/v Tiara Globe for a sale price of $5.5 million. The vessel was delivered to its new owners on July 10, 2015. Upon the delivery of the vessel, the weighted average age of the fleet was reduced by 1.7 years.

Major vessel repairs

m/v Star Globe completed its dry-docking during July 2015 and  we expect two of our vessels to be dry-docked during the rest of the year 2015, namely m/v River Globe and m/v Sun Globe. Generally we budget 20 days per dry-docking per vessel.  Actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Earnings Presentation

Investors may access the earnings presentation by visiting the company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

Three months ended		Six months ended
June 30,			June 30,
	2015	2014	2015	2014
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(unaudited)
Statement of comprehensive income data:
Revenue	3,258	7,198	6,901	14,607
Voyage expenses	(376)	(1,098)	(1,543)	(2,279)
Net Revenue (1)	2,882	6,100	5,358	12,328
Vessel operating expenses	(2,323)	(2,731)	(4,936)	(4,953)
Depreciation	(1,522)	(1,408)	(3,196)	(2,813)
Depreciation of dry docking costs	(242)	(117)	(528)	(209)
Amortization of fair value of time charter attached to vessels	-	(186)	(41)	(370)
Administrative expenses	(424)	(493)	(887)	(961)
Administrative expenses payable to related parties	(115)	(134)	(230)	(263)
Share-based payments	(15)	(15)	(30)	(30)
Impairment loss	(7,745)	(1,714)	(7,745)	(1,714)
Other expenses, net	(66)	(38)	(104)	(43)
Operating (loss)/profit before financing activities	(9,570)	(736)	(12,339)	972
Interest income from bank balances & deposits	2	2	3	7
Interest expense and finance costs	(721)	(511)	(1,347)	(1,134)
Foreign exchange (losses)/gains, net	(37)	4	54	(4)
Total finance costs, net	(756)	(505)	(1,290)	(1,131)
Total comprehensive loss for the period	(10,326)	(1,241)	(13,629)	(159)

Basic & diluted loss per share for the period	(1.01)	(0.14)	(1.35)	(0.04)
Adjusted (LBITDA)/EBITDA (2)	(61)	2,689	(829)	6,078

(1) Net revenue is computed by subtracting voyage expenses from revenue. Net revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss)/income and net cash generated from operating activities for the periods presented:

Three months ended			Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2015	2014	2015	2014
	(Unaudited)			(Unaudited)

Total comprehensive loss for the period	(10,326)	(1,241)	(13,629)	(159)
Interest and finance costs, net	719	509	1,344	1,127
Foreign exchange losses/(gains) net,	37	(4)	(54)	4
Depreciation	1,522	1,408	3,196	2,813
Depreciation of dry docking costs	242	117	528	209
Amortization of fair value of time charter attached to vessels	-	186	41	370
Impairment loss	7,745	1,714	7,745	1,714
Adjusted (LBITDA)/EBITDA	(61)	2,689	(829)	6,078
Share-based payments	15	15	30	30
Payment of deferred dry docking costs	-	(790)	-	(790)
Net decrease in operating assets	26	1,296	577	805
Net (decrease)/increase in operating liabilities	(59)	1,270	344	1,170
Provision for staff retirement indemnities	1	1	2	2
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(68)	4	45	(2)
Net cash (used in)/ generated from operating activities	(146)	4,485	169	7,293

Three months ended			Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(146)	4,485	169	7,293
Net cash generated/(used in) investing activities	2	1	(3)	1
Net cash used in financing activities	(612)	(5,903)	(3,943)	(7,495)

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2015	2014
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	124,932	141,736
Other non-current assets	84	98
Total non-current assets	125,016	141,834
Cash and bank balances and bank deposits	3,065	6,083
Vessel classified as held for sale	5,349	-
Other current assets	3,540	4,152
Total current assets	11,954	10,235
Total assets	136,970	152,069
Total equity	49,522	63,319
Total debt net of unamortized debt discount	82,481	84,388
Other liabilities	4,967	4,362
Total liabilities	87,448	88,750
Total equity and liabilities	136,970	152,069

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Ownership days (1)	637	637	1,267	1,267
Available days (2)	632	619	1,262	1,249
Operating days (3)	626	619	1,252	1,248
Bareboat charter days (4)	-	91	22	181
Fleet utilization (5)	99.1%	100%	99.2%	99.9%
Average number of vessels (6)	7.0	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	4,560	9,189	4,076	9,218
Daily operating expenses (8)	3,647	5,002	3,965	4,561

Notes:

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenue	3,258	7,198	6,901	14,607
Less: Voyage expenses	376	1,098	1,543	2,279
Less: bareboat charter revenue net of commissions	-	1,248	304	2,483
Net revenue excluding bareboat charter revenue	2,882	4,852	5,054	9,845
Available days net of bareboat charter days	632	528	1,240	1,068
Daily TCE rate	4,560	9,189	4,076	9,218

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 379,958 Dwt and a weighted average age of 6.9 years as of June 30, 2015, excluding m/v Tiara Globe which was delivered to its new owners during July 2015.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com